September 3, 2010
VIA EDGAR TRANSMISSION
Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Brigham Exploration Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Schedule 14A Definitive Proxy Statement Filed April 26, 2010 File No. 1-34224
Dear Mr. Schwall,
Brigham Exploration Company (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in your letter of September 1, 2010. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Properties, page 22
Comment No. 1 Oil and Natural Gas Reserves, page 27
We have read your response to prior comment 1, in our letter dated July 1, 2010, in which you state that your policies regarding internal controls over the recording of reserves estimates requires reserves to be in compliance with the SEC definitions and guidance and prepared in accordance with generally accepted petroleum engineering principles. While we understand that there are fundamentals of physics, mathematics and economics which are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering principles.” Please explain to us, with a view toward disclosure, the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. As part of your response, please submit proposed revisions to your disclosure to comply with Item 1202(a)(7) of Regulation S-K.

Response: The Company acknowledges there is not an official industry compilation of “generally accepted petroleum engineering principles.” The Company proposes to expand on its initial response to include the language below in future filings requiring disclosure pursuant to Item 1202(a)(7) of Regulation S-K. As a follow up to my conversation with Tracie Towner on September 2, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.
“We maintain an internal staff of petroleum engineers, geoscience professionals and petroleum landmen who work closely with Cawley, Gillespie & Associates, Inc. (“CGA”), our third party reserve engineers, to ensure the integrity, accuracy and timeliness of data furnished to CGA in their reserves estimation process. Our Chief Reservoir and Acquisitions Engineer reviews and approves the reserve information compiled by our internal staff. All key parameters in the reserve information are reviewed and approved by our executive officers. Our technical team meets regularly with representatives of CGA to review properties and discuss the methods and assumptions used by CGA in their preparation of the year-end reserves estimates. Our technical team and Chief Reservoir and Acquisitions Engineer also meets regularly with our Executive Vice President — Operations and our Executive Vice President — Exploration to review the methods and assumptions used by CGA in their preparation of the year-end reserves estimates. A copy of the CGA reserve report and detailed reserve analysis are reviewed by our audit committee with representatives of CGA and our internal technical staff before dissemination of the information.”
Comment No. 2 Proved Undeveloped Reserves, page 28
We have read your response to prior comment 4 in which you state that your third party reserve engineers permitted you to book a maximum of four offsetting PUD locations in the Middle Bakken and Three Forks objectives in the Williston Basin, provided SEC standards were met for those four locations and that you do not wish to amend your filing to modify your prior disclosure. However, your current disclosure on page 29 of your filing implies that the “modernization of SEC oil and gas reporting rules,” specifically the new definition of proved undeveloped reserves in Rule 4-10(a)(31) of Regulation S-X, permitted you to identify only two offsetting PUD locations and should be revised to clarify the policy of your reserve engineers in relation to the new definition of proved undeveloped reserves. Please submit proposed revisions to your disclosure with your next response.
Response: The Company agrees with the staff that its current disclosure implies that the new definition of proved undeveloped reserves in Rule 4-10(a)(31) of Regulation S-X, rather than the policy of the Company’s third party reserve engineers, permitted the Company to identify up to two additional offsetting PUD locations. As the Company’s third party reserve engineers may, in the future, modify their policy, in order to avoid confusion, the Company proposes to include the language below in future filings requiring such disclosure. As a follow up to my conversation with Tracie Towner on September 2, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.

“The modernization of SEC oil and gas reporting rules provides that reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. These new guidelines may allow us to increase the number of offsetting PUD locations we are able to book.”
Comment No. 3 Sales Volumes, Prices and Production Costs, page 32
We note your response to comment 6 in our letter dated July 1, 2010, and reissue such comment. You indicate in your response that if you provided disclosure on a field-by-field basis for fields containing 15% or more of your total proved reserves, you would be providing disclosure for one field, which contained 20.1% of your total proved reserves. Please expand your disclosure to provide the production information required by Item 1204 of Regulation S-K with respect to such field.
Response: The Company confirms that its future filings will provide the disclosure required by Item 1204(a) of Regulation S-K. As a follow up to my conversation with Tracie Towner on September 2, 2010, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2009 to modify the prior disclosure.
Schedule 14A Definitive Proxy Statement Filed April 26, 2010
Comment No. 4 Compensation Committee, page 11
We note your response to comment 11 in our letter dated July 1, 2010. Please tell us whether you intend to provide in future filings the additional clarifying information you provided in your response.
Response: The Company confirms that its future filings will contain the additional clarifying information provided in its response dated July 19, 2010 to the extent such clarifying information continues to be applicable to the Company’s compensation practices.
Comment No. 5 Long-Term Incentive Compensation, page 13
We note your response to comment 13 in our letter dated July 1, 2010. We also note that your response includes information that was not set forth in your proxy statement filed on April 26, 2010 regarding how your compensation committee determined the amount of equity awards granted to each of your named executive officers during 2009. Please tell us whether you intend to provide such additional information for the relevant fiscal year in future filings.

Response: The Company intends to include in its future filings the additional information provided in its response dated July 19, 2010 to the extent such additional information is applicable to the Company’s compensation practices.
Additionally, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosures in this letter;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this letter; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (512) 427-3438 or Gene Shepherd at (512) 427-3327 with any questions.

Sincerely,
/s/ Kari A. Potts

Kari A. Potts General Counsel